

Mail Stop 3720

May 26, 2010

Via U.S. Mail

Mordechai Gafni
President
Eco-Friendly Power Technologies Corp.
24 Givat Shaul Street
Givat Shaul 95477
Jerusalem, Israel

> **RE: Eco-Friendly Power Technologies Corp.**
> **Form S-1**
> **Filed May 4, 2010**
> **File No. 333-166494**

Dear Mr. Gafni:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Prospectus Summary, page 6

1.   We note that you are committed to pay the patent developer $8400 for ownership of the patent. Clarify whether this amount has been paid and, if not, when and how will this commitment be paid?

Risk Factors, page 9

If we are unable to obtain funding for development of a valid prototype…page 9

2.   You state that you need $30,000 to engage a manufacturing firm to develop a
        workable prototype and $45,000 to market your product on a full-scale basis.
        Please supplement your disclosure in the appropriate places throughout the
        registration statement to explain your basis for determining why these amounts
        are sufficient for their purposes.

We are a small company with limited resources… page 11

3.   You disclose that no one has successfully brought a product similar to your
        prototype to market. Please justify your claim and revise accordingly.

Our directors own 100% of the outstanding shares…, page 12

4.   Please expand your disclosure to explain in more detail how the rights of minority
        shareholders are affected by having insiders own more than a majority of the
        company.

Use of Proceeds, page 15

5.   You indicate that you "will need some amount of working capital to maintain"
        your existence and comply with your public reporting obligations. Expand to
        provide an estimate of what these costs will be.

Our Business, page 16

6.   We note you have designed and patented an incandescent light bulb life-extending
        apparatus. Further, we note Section 321 of the Energy Independence and Security
        Act of 2007 discourages the use of incandescent light bulbs. Refer to:

        • www.usnews.com/money/business-economy/articles/2007/12/19/faq-the-
          end-of-the-light-bulb-as-we-know-it.html?PageNr=1, and
        • www.lighting-
          unlimited.com/PDF%20Cutsheets/resources_EISA_2007%20Summary.pdf

        Item 101(h)(4)(ix) of Regulation S-K requires you to explain how government
        regulations will affect your business. Please revise your document in the
        appropriate places in light of these developments.

7.   Throughout this section, you claim that your light bulb life-extending apparatus
        should "significantly" extend the life of an incandescent light bulb. Tell us your
        basis for such a statement and whether you have any estimates as to how much
        longer your device will extend the average life of an incandescent light bulb.

8.   Clarify that your device will not have the effect of dimming the light bulb (as other alternative devices are designed to do).

9.   If possible, discuss the approximate time anticipated to commercialize your product if and when your offering is successfully completed.

Directors, Executive Officers, Promoters, page 25

10.   Please provide the disclosure required by Item 401(e)(1) regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as director.

11.   In Mr. Gafni's biography, you refer to his past experience with the Israel Wolfson Foundation and its investments in "Low…tech projects." Please explain.

Certain Relationships and Related Transactions, page 28

12.   In the fourth paragraph in this section, you disclose that you have loans from your two directors and officers for $12,640. Please disclose whether these loans are evidenced in writing and, if so, please attach these loan agreements as exhibits to your filing.

Plan of Distribution, page 30

13.   We note you intend to sell shares in this offering through Ms. Shenker and Mr. Gafni who are foreign, Israeli citizens who do not reside in the U.S. and your operations are in Israel. We also note your main operational asset is a U.S. patent and you do not intend to use the internet to advertise your offering. Please revise to explain what challenges Ms. Shenker and Mr. Gafni may face in selling shares through this offering in the U.S.

Notes to Financial Statements, page F-7

14.   In the first paragraph on page F-7 and fourth paragraph on page F-9, you state that you have an existing prototype based on your patent. However, in other earlier sections of the filing, you disclose that you do not have a working prototype. Please conform your disclosure in the Notes to the Financial Statements to your earlier disclosure.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all of the information required under the Securities Act of 1933 and that they have provided all of the information investors require for an informed investment decision. Since the company and its management are in possession of all of the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all of the information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the federal securities laws as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Via facsimile to (631) 737-8381
        Michael S. Krome, Esq.